PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6981)

February 16, 2011

Mark P. Shuman

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   DigitalTown, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 28, 2011

File No. 333-171402

Dear Mr. Shuman:

This letter is in response to your comment letter dated February 9, 2011, with regard to the amendment to the Form S-1 filing of DigitalTown, Inc., a Minnesota corporation (“DigitalTown” or the "Company") filed on January 28, 2011.

General

1.

In response to your comment #1, with regards to changing the pricing terms of under the Drawdown Equity Financing Agreement, the purchase price mechanism will not  change, as the mechanism is the same.  Section 1.14 is a floor mechanism put into place to change the size of the draw down, but not the pricing.  It relates to the resale of shares, and not the price.  This same agreement was approved by the Commission in several recent filings.  See, Revolutions Medical Corp., S-1 effective August 8, 2010; Smart Kids Group, Inc., S-1 effective May 26, 2010; and Cyios Corp., S-1 effective August 31, 2010.

Plan of Distribution, page 11

2.

This section has been revised to indicate that Auctus is considered an underwriter.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Digitaltown in a

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mr. Mark. P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

February 16, 2011

prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs